December 31, 2008

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Hotgate Technology

To Whom It May Concern:

This law firm represents Hotgate Technology, Inc. (“Hotgate”).  Hotgate has received your letter dated December 17, 2008 with comments to the 8K/A filed on September 24, 2008 and the 10Q filed on October 16, 2008.  You requested that Hotgate respond within ten (10) business days of the date of the letter and Hotgate has been unable to complete the responses to your comments during this timeframe.  Hotgate is requesting it be provided with an additional two (2) weeks to respond to your comments.  Please direct any further correspondence to this firm at fax number (801) 328-4948 and phone number (801) 303-5730.

Very truly yours,

/s/Vincent & Rees, L.C.

Vincent & Rees, L.C.